June 2, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Larry Spirgel, Assistant Director

Re:	MacDonald, Dettwiler and Associates Ltd.

Registration Statement on Form F-4

Filed April 27, 2017

File No. 333-217512

Ladies and Gentlemen:

We submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter dated May 24, 2017, relating to the above referenced filing.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response.

Prospectus Cover Page

1.	Please disclose the total number of MDA common shares to be issued pursuant to the merger and the percentage of total outstanding MDA common shares this will represent after the merger.

In response to the Staff’s comment, we have added the following disclosure to the cover page of Amendment No. 1:

Based on the estimated number of shares of DigitalGlobe common stock expected to be outstanding at the closing of the merger, MDA expects to issue 21,452,302 MDA common shares in the merger (including 600,930 MDA common shares expected to be reserved for issuance, which will be issuable upon the vesting of certain DigitalGlobe restricted stock units following the effective time of the merger). Based on the estimated number of MDA common shares that are expected to be outstanding at the closing of the merger, DigitalGlobe securityholders will own approximately 37.1% of the combined company after completion of the merger (assuming the issuance of the 600,930 MDA common shares expected to be reserved for issuance in respect of certain DigitalGlobe restricted stock units).

2.	To provide context, please disclose the closing price of MDA common shares on the dates referenced in your disclosure regarding the amount of a premium the merger consideration represented.

In response to the Staff’s comment, we have revised the disclosure on the cover page of Amendment No. 1 to provide that the closing price of MDA common shares was C$73.40 on February 16, 2017.

Summary, page 1

3.	Please disclose that MDA has covenanted to use its best efforts to reincorporate in the United States by the end of 2019.

In response to the Staff’s comment, we have added the following disclosure to page 1 of Amendment No. 1:

MDA has committed in the merger agreement to use its reasonable best efforts to continue to, in consultation with the Government of Canada and its key stakeholders, execute its United States access strategy, which will include further restructuring of all or part of MDA’s corporate and operating structure so that the ultimate parent of the DigitalGlobe and Holdings is incorporated in the United States by the end of 2019, subject to customary approvals.

Financing for the Merger, page 7

4.	Please disclose the total amount of funds to be provided by MDA to consummate the merger and the amount of funds needed for each purpose.

In response to the Staff’s comment, we have revised the disclosure as requested. Please see page 7 of Amendment No. 1.

Risk Factors, page 32

The merger may result in MDA being treated as a U.S. corporation for U.S. federal income tax purposes, p. 38

5.	We note that a condition to the merger is the receipt by you and DigitalGlobe of tax opinions to the effect that Section 7874 of the Code should not apply so as to cause you to be treated as a U.S. corporation for U.S. federal income tax purposes. Please tell us whether you plan to file this tax opinion or form of tax opinion as an exhibit to your filing.

MDA does not intend to file as an exhibit to its Registration Statement on Form F-4 a tax opinion or form of tax opinion to the effect that Section 7874 of the Code should not apply in such a manner so as to cause MDA to be treated as a domestic corporation for U.S. federal income tax purposes after giving effect to the transactions contemplated by the merger agreement.

Background of the Merger, page 61

6.	We note that your last contact with Party E was on February 9, 2017. Consider expanding your Background of the Merger section to discuss, if true, DigitalGlobe’s reason(s) for not pursuing further contact with Party E. If DigitalGlobe did pursue further contact, discuss the results of those attempts.

In response to the Staff’s comment, we have added the following disclosure to page 71 of Amendment No. 1:

With respect to Party E, the representatives of PJT Partners informed the DigitalGlobe board of directors that Party E had put its consideration of a potential equity investment in DigitalGlobe on hold for the time being. From that point and until the announcement of the merger, Party E did not communicate any further interest in a potential equity investment in DigitalGlobe.

Pro Forma Condensed Combined Statement of Earnings, page 182

7.	With respect to Note 4(a), please describe in detail the calculation of the adjustments. Specifically, please clarify the differences between IFRS and U.S. GAAP in revenue recognition on contract renewals. We note your disclosure in Note 4(a)(2) on page 186.

In response to the Staff’s comment, we have added the following disclosure to Note 4(a) on page 189 of Amendment No. 1:

(1) Under IFRS, MDA imputes interest on advance payments received from customers that contain a financing element. Under US GAAP, there is no requirement to separate the financing element. MDA determines the interest rate to be applied to the advance payments based on the company’s prevailing borrowing rate at contract inception and the interest rate is not updated for changes in circumstances. The effect of imputing interest on advance payments received from customers that contain a financing element is to increase deferred revenue with an offsetting charge to finance expense. As at March 31, 2017 deferred revenue was increased by $216.7 million (US$162.7 million) and for the three months ended March 31, 2017 and for the year ended December 31, 2016 revenue was increased by $22.5 million (US$17.0 million) and $90.0 million (US$67.9 million), respectively, and finance expense was increased by $12.5 million (US$9.5 million) and $56.5 million (US$42.6 million), respectively, as a result of conforming this accounting policy; and

(2) Under IFRS, MDA treats contract amendments that provide for additional services that are distinct from the original contract as modifications of the original contract. Remaining revenue of the modified contract is recognized prospectively based on the terms of and over the remaining life of the modified contract. Under US GAAP, DigitalGlobe accounted for such contract amendments as new arrangements and not as modifications of the original contract. Accordingly, there was no change to the amortization of the deferred revenue related to the original contract. The differences in deferred revenue recognition and method of amortization impacted the timing and amount of revenue recognized. As at March 31, 2017 deferred revenue was increased by $34.9 million (US$26.2 million) and for the three months ended March 31, 2017 and for the year ended December 31, 2016, revenue was increased by $2.8 million (US$2.1 million) and $11.4 million (US$8.6 million), respectively, as a result of conforming this accounting policy.

Recently Issued Accounting Pronouncements, page 219

8.	Your disclosure states that you have commenced a preliminary assessment of the potential impacts of IFRS 15 on your financial statements. Please revise to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of IFRS 15 is expected to have on your financial statements, please also disclose such amounts. Please refer to IAS 8.30.

In response to the Staff’s comment, we have revised the disclosure as requested. Please see page 230 of Amendment No. 1.

Exhibits

Exhibit 6.1 Opinion of Stikeman Elliott LLP regarding the validity of the MDA common shares

9.	We note counsel’s statement in its legality opinion that “[t]his opinion may not be used or relied upon by you for any other purpose or used or relied upon by any other person.” The second clause of this statement appears to limit reliance on the opinion to just MDA and to exclude any other person, including shareholders of DigitalGlobe who will be receiving the MDA common shares. Please have counsel remove this limitation. For guidance, please refer to Section II.B.3.d. of Staff Legal Bulletin No. 19 (CF).

In response to the Staff’s comment, the legality opinion has been revised as requested. Please see Exhibit 5.1 to Amendment No. 1.

If you have any questions or concerns with respect to the foregoing, please do not hesitate to contact me at (650) 852-5164.

Regards,

MACDONALD, DETTWILER AND ASSOCIATES LTD.

/s/ Michelle Kley

Michelle Kley

Chief Legal and Compliance Officer – SSL MDA Holdings, Inc.